QUALIFICATION CERTIFICATE

To:	Autorité des marchés financiers, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
RE:	Peak Fintech Group Inc. (the "Corporation") - Preliminary Short Form Prospectus dated
March 11, 2021

The undersigned hereby certifies for and on behalf of the Corporation that:

1. this certificate is delivered pursuant to section 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101");

2. the Corporation is relying on the qualification criteria set forth in section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus;

3. all of the qualification criteria set forth in section 2.2 of NI 44-101 have been satisfied by the Corporation; and

4. all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

DATED as of March 11, 2021.

[Remainder of page intentionally left blank - signature page to follow.]

DATED as of the date first written above.

PEAK FINTECH GROUP INC.

By:	"Johnson Joseph"
Name:	Johnson Joseph
Title:	President and Chief Executive Officer

[Signature page to NI 44-101]